UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COLUMBUS VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

19963P 10 9
(CUSIP Number)

Lubow Klauser
Uhlandstrasse 7,
71549 Auenwald, Germany
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Telephone: (360) 510-1240

April 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19963P 10 9

1.	Names of Reporting Persons Lubow Klauser
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:German Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 25,000,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 25,000,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 76.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 19963P 10 9

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Columbus Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 210, Blaine, WA 98230.

ITEM 2.           IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Lubow Klauser (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is Uhlandstrasse 7, 71549 Auenwald, Germany.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the President, Secretary, Treasurer and sole director of the Company. The Reporting Person has served in those capacities since the Company’s inception on October 12, 2005. The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 210, Blaine, WA 98230. Since 2006, the Reporting Person has also been employed as a coordinator for Showarchitekten GmbH, a fashion show and event agency. The business address of Showarchitekten GmbH is Groenerstrasse 33, 71636 Ludwisgsburg, Germany.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Germany.

CUSIP No. 19963P 10 9

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 19, 2005, the Reporting Person acquired 25,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $25,000. The Reporting Person paid for these shares out of her personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

The purchase of the shares by the Reporting Person was an initial investment as the founding shareholder of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)           Aggregate Beneficial Ownership:

          As of April 12, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	25,000,000	76.9%

(1)	As of April 12, 2007, there were 32,517,150 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by her and has the sole power to dispose of or to direct the disposition of the Company Shares held by her.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 19963P 10 9

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2007
Date

/s/ Lubow Klauser
Signature

Lubow Klauser
President, Secretary, Treasurer, and Director
Name/Title